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                                                                    EXHIBIT (21)



                           SUBSIDIARIES OF THE COMPANY

The Company has four wholly owned subsidiaries: (i) Gorman-Rupp of Canada Limited, organized under the laws of the Province of Ontario; (ii) The Gorman-Rupp International Company, organized under the laws of the State of Ohio, (iii) Patterson Pump Company, organized under the laws of the State of Ohio; and (iv) American Machine and Tool Co., Inc. of Pennsylvania, organized under the laws of the State of Delaware. The Company has one indirect, wholly owned subsidiary: Patterson Pump Ireland Limited, a wholly owned subsidiary of Patterson Pump Company, organized under the laws of the Republic of Ireland. The consolidated financial statements of the Company, filed as a part of this Form 10-K, include the accounts of each such subsidiary.






















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